MATERIAL FACT
LATAM AIRLINES GROUP S.A
Issuer of securities registered in the Securities Registry

Santiago, September 2, 2025

Mrs.
Solange Berstein Jáuregui
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449
PRESENT

Ref.: Communicate MATERIAL FACT
__________________________

To Whom It May Concern:

In accordance with Article 9 and the second paragraph of Article 10 of Law No. 18,045, on the Securities Market, as well as General Rule No. 30, and duly authorized to this effect, I hereby report the following Material Fact regarding LATAM Airlines Group S.A. (the “Company”):

The Company’s Board of Directors, in a session held today, approved the calling of an Extraordinary Shareholders' Meeting (the “Meeting”), to be held on Friday, October 17th, 2025 at 11:00 a.m., and to make the corresponding publications in a timely manner so that the Meeting may be held, in order to submit the following matters to a vote:

(1) Approve the early cancellation of 30,221,893,878 treasury shares acquired by the Company within the framework of the share repurchase programs approved at the Extraordinary Shareholders' Meetings held on March 17, 2025 and June 26, 2025; as well as approve the corresponding bylaws capital reduction;

(2) Adopt the amendments to the bylaws that may be necessary or convenient to carry out the decisions resolved by the Meeting in accordance with item 1 above;

(3) In relation to the agreements adopted at the Meeting under items 1 and 2 above: (i) broadly empower the Board of Directors to resolve and implement all aspects, modalities, actions, and details that may arise in connection with the bylaw amendments and other agreements adopted at the Meeting; and (ii) delegate to the Company’s executives and/or attorneys the authority to legalize the agreements of the Meeting, submit the necessary filings before the Commission for the Financial Market and other relevant authorities, carry out any other procedures necessary to implement said agreements, and report one or more of the agreements of the Meeting as a Material Fact; and

(4) Adopt the other agreements necessary or convenient to carry out the decisions resolved by the Meeting.

Sincerely,

Roberto Alvo Milosawlewitsch
Chief Executive Officer
LATAM Airlines Group S.A.

c.c.:
Santiago Stock Exchange, Stock Exchange.
Chilean Electronic Stock Exchange, Stock Exchange